January 4, 2012

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Nudrat Salik
Era Anagnosti

Re:	MasTec, Inc.
File No. 1-8106
Comment Letter Dated December 27, 2011

Ladies and Gentlemen:

This letter is in regard to the above referenced comment letter (the “Comment Letter”), addressed to Mr. C. Robert Campbell, Chief Financial Officer of MasTec, Inc. (the “Company”). On behalf of the Company, I confirm receipt of the Comment Letter. In addition, per the telephonic conversation between the Company’s counsel, Ira N. Rosner, and Nudrat Salik, of the Staff of the Securities and Exchange Commission, held on December 29, 2011, I confirm that the Company will provide its response to the Comment Letter no later than January 27, 2012, such extension to respond having been requested due to the holiday season and staffing demands resulting from year end financial reporting activities. Your accommodation in this regard is greatly appreciated.

If you or any other member of the Staff should have any further comments or questions regarding this letter, please feel free to contact the undersigned by phone at (305) 406-1811, or alternatively, by mail at 800 S. Douglas Rd., 12th Floor, Coral Gables, Florida 33134, with a copy to Albert de Cardenas, the Company’s general counsel, at the same address.

Very truly yours,

/s/ T. Michael Love
T. Michael Love
Vice President and Corporate Controller